# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Prairie Operating Co., CIK 0001162896
CUSIP: 97751C100
Title of class of securities: Common Stock, Par Value $0.01
Address of issuer's principal executive offices: 55 WAUGH DRIVE, 55 WAUGH DRIVE, HOUSTON, Oklahoma (OK), 77007
Date of event which requires filing of this statement: 09/16/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001567619-23-007270
Filed by CIK 0001992153

## Reporting persons
- Wallis James W.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,467,291; shared voting power 0; sole dispositive power 1,467,291; shared dispositive power 0; aggregate amount beneficially owned 1,467,291 (5% of the class)
  Comment: Footnotes (1) Shares reported in this Form 13G are held through the James W. Wallis Living Trust, for which James W. Wallis is the Settlor and Sole Trustee.
  (2) (2) Includes (i) 769,930 shares of Common Stock, (ii) 63,7 I8 shares issued upon the conversion of Series D Convertible Preferred Stock, (iii) 633,643 upon the exercise of Common Purchase warrants (the "Common Warrants") that are subject to a 4.99% blocker (the "Common Warrant Blocker:). However as more fully described in Item 4, the securities reports in rows (5), (7) and (9) show the number of shares of Common Stock that would be issuable upon full conversion and exercise of such Common Warrants and does not give effect to the Common Warrant Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by the Reporting Person, after giving effect to the Common Warrant Blocker, is less than the number of securities report in rows (5), (7), and (9).
  (3) (3) Based on 2,662,222 shares of Common Stock outstanding, which includes (i) 12,564,861 shares of Common Stock outstanding as of August 8, 2024 (as reported in the Quarterly Report of the issuer on Form 10-Q filed with the SEC on August 9, 2024,(ii) to the issuer of 8,400,000 shares of Common Stock issued on August 15, 2024 to Narrogal Nominees PTY Ltd ATF Gregory K O'Neill Family Trust (as reported in a Form 4 filed August 19, 2024), (iii) 63,718 shares issued upon the conversion of the Series D Convertible Preferred Stock, and (iv) 633,643 shares issued upon the exercise of the Common Warrants

## Item 1. Issuer
Name of issuer: Prairie Operating Co.
Address of issuer's principal executive offices: 55 WAUGH DRIVE, 55 WAUGH DRIVE, HOUSTON, OKLAHOMA, 77007

## Item 2. Person Filing
Name of person filing: Wallis James W.
Address of principal business office or, if none, residence: 6140 N Santa Fe Ave., Suite B, Oklahoma city, OK 73116
Citizenship: United States

## Item 4. Ownership
Amount beneficially owned:
1,467,291

Item 4.1 Pursuant to the definitive agreements to which the Reporting Person is party, the Common Warrants are subject to 4.99% blockers (the "Common Warrant Blocker) pursuant to which the Reporting Person cannot exercise the Common Warrants if after the exercise of its option, the Reporting Person would own more than 4.99 % of the outstanding shares of Common Stock. The percentage set forth in Item 4(b) for the Reporting Person gives effect to the Common Warrant Blocker. Consequently, as of the date of the event which required the filing of this statement, the Reporting Person was unable to exercise the Common Warrants since the percentage held by the Reporting Person currently exceeds 4.99% of the Common Stock of the Issuer.
Percent of class: 4.99%
Sole power to vote or to direct the vote: 1,467,291
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,467,291
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Wallis James W.: Wallis Jame W., Individual (09/17/2024)